UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

ALICO, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $1.00 par value

(Title of Class of Securities)

016230104

(CUSIP Number of Class of Securities)

John E. Kiernan
10070 Daniels Interstate Court

Suite 100

Fort Myers, Florida 33913

(239) 226-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Darrell C. Smith, Esq. Tyler H. Gordon, Esq. Shumaker, Loop & Kendrick, LLP 101 E. Kennedy Boulevard Tampa, Florida 33602 (813) 229-7600	Robert J. Grammig, Esq. Richard B. Hadlow, Esq. Kristin L. Padgett, Esq. Holland & Knight LLP 100 North Tampa Street Tampa, Florida 33602 (813) 227-8500

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$19,999,990	$2,490.00

(1) The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 588,235 shares of common stock, par value $1.00 per share, at the price of $34.00 per share.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,490.00	Filing Party: Alico, Inc.
Form or Registration No.: Schedule TO	Date Filed: September 5, 2018

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (together with the amendments and supplements thereto, the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 5, 2018 by Alico, Inc. (“Alico” or the “Company”), in connection with the Company’s offer to purchase for cash up to 588,235 shares of its common stock, par value $1.00 per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price of $34.00 per Share, without interest. This Amendment to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) promulgated under the Exchange Act.

Item 4.	Terms of the Transaction.

Item 4(b) of the Schedule TO is hereby amended and supplemented to add the following paragraphs at the end thereof:

“The Tender Offer expired at the end of the day, 12:00 midnight, Eastern Daylight Time, on October 3, 2018. Based on the preliminary count by Computershare, the depositary for the Tender Offer, approximately 4,775,863 shares were properly tendered and not withdrawn. In accordance with the terms and conditions of the Tender Offer and based on the preliminary count by the depositary, the Company expects to accept for payment a total of approximately 752,234 shares of its common stock at a purchase price of $34.00 per share, for an aggregate cost of $25,575,956, excluding fees and expenses relating to the Tender Offer. These shares represent approximately 9.2% of the total number of shares of the Company’s common stock issued and outstanding as of October 2, 2018. Included in the 752,234 shares the Company expects to accept for purchase in the Tender Offer are 163,999 shares that the Company has elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding shares of common stock.

Because the Tender Offer was oversubscribed, the Company expects to accept for purchase only a prorated portion of the shares tendered by each tendering shareholder (other than “odd lot” holders whose shares will be purchased in full and certain conditional tenders that will automatically be regarded as withdrawn if the condition of the tender is not met). The Company has been informed by the depositary that the preliminary proration factor for the Tender Offer, after giving effect to the priority for odd lots, is approximately 14.16%.

The number of shares to be purchased and the proration factor are preliminary and subject to change. Final results of the Tender Offer will be determined subject to confirmation by the depositary. The final number of shares to be purchased pursuant to the Tender Offer and the proration factor will be announced following the completion by the depositary of the confirmation process. Payment for the shares accepted for purchase, and return of all other shares tendered and not accepted for purchase, will occur promptly thereafter.”

This Amendment shall be read together with the Schedule TO. Except as specifically provided in this Amendment, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

“Alico’s largest shareholder, 734 Investors, LLC, which is an affiliate of Messrs. George Brokaw and Remy W. Trafelet, Alico’s Executive Vice Chairman and Chief Executive Officer, respectively, has participated in the Tender Offer.”

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

“On October 4, 2018, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at the end of the day, 12:00 midnight, Eastern Daylight Time, on October 3, 2018. A copy of the press release is filed as Exhibit (a)(5)(c) to this Schedule TO and is incorporated herein by reference.”

Item 12. Additional Information.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits to the exhibit index:

(a)(5)(C)	Press release issued by Alico, Inc. on October 4, 2018.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ John E. Kiernan
	Name:	John E. Kiernan
	Title:	Executive Vice President, Chief Financial Officer and Corporate Secretary

Date: October 4, 2018

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 5, 2018.*

(a)(1)(B)	Amended and Restated Letter of Transmittal.*

(a)(1)(C)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 5, 2018.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 5, 2018.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued by Alico, Inc. on September 5, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on September 5, 2018).*

(a)(5)(B) (a)(5)(C)	The Company’s Form 8-K, filed with the SEC on September 5, 2018.* Press release issued by Alico, Inc. on October 4, 2018.
(b)	None.

(d)(1)(i)	Employment Agreement dated June 1, 2015 between Alico, Inc. and John Kiernan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC on June 1, 2015).*

(d)(1)(ii)	Separation and Consulting Agreement dated December 31, 2016 between Alico, Inc. and Clayton G. Wilson (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC on January 4, 2017).*

(d)(1)(iii)	Employment Agreement dated December 31, 2016 between Alico, Inc. and Remy W. Trafelet (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, filed with the SEC on January 4, 2017).*

(d)(1)(iv)	Employment Agreement dated December 31, 2016 between Alico, Inc. and Henry R. Slack (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, filed with the SEC on January 4, 2017).*

(d)(1)(v)	Employment Agreement dated March 27, 2013 between Alico, Inc. and George R. Brokaw (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K, filed with the SEC on January 4, 2017).*

(d)(1)(vi)	Offer of Employment Letter dated June 16, 2017 between Richard Rallo and Alico, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC on August 7, 2017).*

(d)(1)(vii)	Alico, Inc. Stock Incentive Plan of 2015 (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on January 28, 2015).*

(g)	None.

(h)	None.

*	Previously filed.